Exchange Offer to OJSC VimpelCom Shareholders
Platform for Value Creation in Global Emerging Markets Telecoms
Filed by VimpelCom Ltd.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Open Joint Stock Company "Vimpel-Communications"
Subject Company’s Commission File No.: 001-14522

VimpelCom Ltd.

Transaction overview and key benefits
(1)    Market share (as of Dec ‘09) (source: AC&M)
(2) FCF (Free Cash Flows) = Net income plus depreciation and amortisation minus capital expenditures
(3) Return on Capital Employed
Strong independent corporate and governance
structure
Strengthened strategic profile
Long term benefits for OJSC VimpelCom shareholders
Acquisition of a leading mobile operator in Ukraine
Enhanced cash flow profile
Committed dividend policy, proposing to distribute
at least 50% of FCF (2) from Kyivstar and OJSC
VimpelCom’s Russian operations
Aiming to achieve superior ROCE (3) with strong
operational improvements and efficiencies
Near term benefits for OJSC VimpelCom shareholders
A leading telecoms provider in Russia
and CIS
24.5% (1) mobile subscriber market
share in Russia
Operations in nine countries
Covers territory with total population of
around 340 million
OJSC VimpelCom
The leading mobile operator in Ukraine
with 39.9% (1) subscriber market share
Strong FCF and balance sheet
Strong brand and customer perception
Extensive and high quality mobile
network
Innovative services and content
Kyivstar
“Platform
for value creation in
global emerging
markets telecoms”
VimpelCom
Ltd.
1
2
3
4
5
6

VimpelCom Ltd.
38.8%
35.4%
38.5%
43.9%
22.7%
20.7%
Economic Voting
33.6%
29.9%
37.0% 44.0%
29.4%
26.1%
Economic Voting
Step
2
Key transaction steps
Offer to exchange OJSC VimpelCom securities for VimpelCom Ltd. securities
Step
1
Contribution of Kyivstar into VimpelCom Ltd. by Altimo and Telenor
Step
2
Listing of VimpelCom Ltd. on NYSE and delisting of OJSC VimpelCom
3
3.4 to 1
effective equity split
between OJSC VimpelCom
and Kyivstar shareholders
(1) Assumes 100% take up of exchange offer.
(2) Includes Free Float and Treasury stock.
Current OJSC VimpelCom shareholding
Other
Shareholders
(2)
Altimo
Telenor
Proposed VimpelCom Ltd. shareholding (1)
Other
Shareholders
(2)
Altimo
Telenor

VimpelCom Ltd.
50.9
22.0
11.7
86.6
2.0
Russia Others VimpelCom
Ltd.
3
Exposure to an asset of scale in Ukraine
Source: Company reports, AC&M and Informa Telecoms & Media
Note: Market share represents market share by subscribers
(1) Kyivstar market share and subscriber data as of Dec ‘09
(2) Others include OJSC VimpelCom operations in Kazakhstan (6.1m subs), Uzbekistan (3.5m subs), Tajikistan (0.7m subs), Armenia (0.5m subs), Georgia (0.4m subs), Cambodia (0.4m subs)
(Bars represent subscribers in millions (Dec ’09))
VimpelCom Ltd. subscriber build-up
OJSC VimpelCom
Kyivstar and OJSC VimpelCom
Ukraine
(2)
Kyivstar: The leading
mobile operator in
Ukraine by subscribers
Subs: 22.0m (1)
Mkt. Share: 39.9% (1)

VimpelCom Ltd.

Exposure to cyclical and structural upside in Ukraine
Among the largest telecoms markets in EE
Source: AC&M (Russian, Ukraine), EIU (others) data as of December 31, 2009
209.2
11.7
65.5
55.3
45.2
28.1
13.5
Russia Turkey Ukraine Poland Romania Czech
Republic
Hungary
Mobile subscribers
(In millions)
Source: Nominal GDP growth rates for period 2007–2009 sourced from NBU; Nominal GDP growth rates for period 2010–2013 sourced from EIU (derived using US$ forecasts and average forecasted FX rates from EIU).
Economic recovery
15.8%
31.5% 32.5%
13.9%
8.1%
(3.7%)
13.6%
2007 2008 2009 2010 2011 2012 2013
(% GDP growth in local currency)
Improved market confidence
Source: Bloomberg as of March 19, 2010
0
300
600
900
Jan-09 Mar-09 May-09 Jul-09 Sep-09 Nov-09 Jan-10 Mar-10
0
2,000
4,000
6,000
pts
Ukrainian PFTS Index Ukraine 5YR USD CDS Spread
S&P raised sovereign credit rating to ‘B-/C’ from ‘CCC+/C’
(foreign currency) and to ‘B/B’ from ‘B-/C” (local currency), with positive outlook on March 11, 2010
"The positive outlook reflects the potential for the new
government to improve coordination with the presidential
administration to achieve a more sustainable budgetary
position and to continue to support the stability of the badly hit financial sector and the real economy.“
Standard & Poor's credit analyst, March 11, 2010
Improved Sovereign Rating
Source: S&P
bps

VimpelCom Ltd.

Market
share
(1)
Key performance indicators (KPIs)
22.1%
39.9%
31.8%
6.2%
Kyivstar MTS Life:) Others
Kyivstar - a leading mobile operator in Ukraine
22.0 million subscribers
(1)
with UAH 41.5 ARPU
(2)
Competitive strengths
The mobile market leader by subscribers
A leading mobile operators by revenues
and profitability
Strong momentum supported by innovative
services and mobile content
- Mobile broadband on EDGE network
- Music downloads through own portals
Largest mobile network
- Network covering territory inhabited by c.
95.1% of Ukraine’s population
Strong brand and customer perception
Strong retail distribution network
- Widest geographic and population
coverage of all mobile operators in
Ukraine
Source: Company reports, AC&M, TNS survey
(1)     Market share by subscribers; Market share and subscriber data as of Dec ‘09
(2)     Average ARPU for 12 months ended Dec ‘09
Other
KPI’s
Best coverage
satisfaction
54.0%
Points of sale c.95,000
Customer satisfaction 87.0%
Subscribers (1) 22.0m
ARPU / month (2) UAH 41.5
Best quality
satisfaction
55.0%

VimpelCom Ltd.

8,639
10,924
12,711
11,591
2006 2007 2008 2009
Kyivstar: Strong profitability and cash flow profile
Kyivstar revenues
(in UAHm)
26.5%
16.4%
Key balance sheet information (Dec 31, 2009)
(1)  Operating Income before Depreciation, Amortisation and Impairment Loss.
(2)  Defined as Interest Bearing loans (current and non-current) plus trade and other payables.
(8.8%)
6,374
7,521
6,371
5,070
59%
58%
59%
55%
2006 2007 2008 2009
Kyivstar Adj. OIBDA
(1)
(in UAHm) (% margin)
25.7%
18.0%
(15.3%)
2,201
5,069
4,145
5,633
25%
38%
44% 44%
2006 2007 2008 2009
Kyivstar Adj. OIBDA – Capex
(in UAHm) (% margin)
35.9%
88.4%
(10.0%)
Total Debt
(2)
Cash
Net Cash
Net Cash / OIBDA
UAH 620 m
UAH 1,210 m
UAH 590 m
0.1x

VimpelCom Ltd.
Corporate action to be guided by the principle of maximising total shareholder returns
Total shareholder returns to be maximised through three key pillars of corporate activity
7
Operating companies
empowered to achieve
operating efficiencies
Business strategy of
operating companies
designed to maximise
return on capital
employed
Commitment to maximise total shareholder return
50.0% of the annual free
cash flows
(1)
from
Kyivstar and OJSC
VimpelCom’s Russian
operations to be
distributed as dividends
Clearly established floor
for shareholder
remuneration via dividend
policy
Disciplined selection of
potential expansion
opportunities
Expansion policy crafted
to sustain attractive
return on capital
employed
Operational efficiency
Commitment to dividend Disciplined expansion
(1) Net income plus depreciation and amortization minus capital expenditures
1
2
3

VimpelCom Ltd.
(1) United Nations Commission on International Trade Law
Robust
corporate law
framework
Incorporation in Bermuda will improve corporate governance and reduce Russia and
Ukraine related risks
Shareholders agreement governed by New York law designed to avoid deadlock situations
Any shareholder disputes to be resolved by arbitration proceedings in London under
UNCITRAL
(1)
arbitration rules
Independent
governance
and strong
minority rights
Corporate governance structure will align the interests of all shareholders
Balanced Board structure:
–
3 unaffiliated Board members, 3 designated by Telenor and 3 designated by Altimo
–
Unaffiliated Board members will act as swing votes on Board decisions
–
No veto rights for Altimo or Telenor
Chairman and CEO will be unaffiliated with Telenor or Altimo
Strong minority shareholder protection mechanisms
Requirement for approval of majority of independent shareholders for certain key decisions
Independent governance and corporate structure

VimpelCom Ltd.

Operating companies insulated from potentially competing shareholder objectives
Strengthened strategic profile for next phase of value creation
Operating companies focused on execution of business plans with overall strategic direction provided by VimpelCom Ltd.
Enhanced scale to take advantage of selected value-accretive growth opportunities and operational efficiencies, both within and outside the current geographical footprint area
Strategic flexibility to re-prioritise objectives in response to rapidly changing industry and macroeconomic conditions

VimpelCom Ltd.
Note: The above structure is simplified structure to represent functional control mechanism at VimpelCom Ltd., please refer to page 23 of the prospectus for the detailed legal entity structure.
10
VimpelCom Ltd. corporate structure
Supervisory board
Chairman: J. Lunder
Management board
CEO: A. Izosimov
VimpelCom Ltd.
Board of Directors Board of Directors
100%
100%
Lean HoldCo structure
VimpelCom Ltd. has ultimate executive
responsibility for the group's overall
operations and strategy
Management
CEO: B. Nemsic
CFO: E. Shmatova
CMO: M. Furuseth
Management
CEO: I. Lytovchenko
CFO: A. Simmons
Clear decision-making responsibilities
Governance structure designed for quick decision making process
Unified management structure leads to operating efficiencies and improvements
A clearly defined corporate structure
VimpelCom Ltd.
OpCo management fully empowered to
execute the supervisory board-approved
OpCo strategy
5 member OpCo Board appointed by
VimpelCom Ltd.(3), Altimo(1) and
Telenor(1)
OJSC VimpelCom & Kyivstar

VimpelCom Ltd.

Main conditions precedent to closing
Minimum
acceptance
level
OJSC VimpelCom tendered shares (ADSs, common and preferred shares) representing more than 95% of the total outstanding OJSC VimpelCom shares
—
Required to comply with Russian corporate law requirements for subsequent compulsory squeeze-out of remaining OJSC VimpelCom minorities
Termination of
legal and
regulatory
proceedings
Outstanding legal and regulatory proceedings involving Altimo and Telenor are terminated or withdrawn
No orders, injunctions or legal actions preventing the completion of the transaction
No legal, administrative, governmental or regulatory proceedings or actions commenced in
Russia, Ukraine or the CIS against Telenor, Alfa or affiliates preventing transaction closing by June 30, 2010
Regulatory and
other approvals
Russia:
Approval obtained from Commission on Strategic Investments
—
Approval pending by the anti-monopoly authority
Other countries:
Approval obtained from anti-monopoly authorities in Ukraine

VimpelCom Ltd.
Exchange offer timetable
(1) Assumes no extension of offer period, US offer closes on April 15, 2010 and Russian offer closes on April 20, 2010.
(2) Squeeze-out procedure to start within 35 days of the expiration of the Russian offer.
Key transaction milestones (2010)
12
Launch tender offer
Tender offer period
(1)
Last day for tendering in the US offer
VimpelCom Ltd. begins trading on NYSE
Kyivstar contribution
Delisting of OJSC VimpelCom from NYSE
Initiate minority squeeze-out
(2)
April March February May
9 February
21 April
21 April
End April / Early
May
Mid /
Late May
15 April

VimpelCom Ltd.
Important additional information
In connection with the U.S. Offer by VimpelCom Ltd. to acquire all outstanding shares of OJSC VimpelCom (including those represented by
ADSs), VimpelCom Ltd. has filed with the SEC a registration statement on Form F-4, which includes a prospectus and related U.S. Offer acceptance materials to register shares of VimpelCom Ltd. (including those represented by DRs) to be issued in exchange for OJSC
VimpelCom shares held by U.S. persons and OJSC VimpelCom ADSs held by all holders, wherever located. Holders of OJSC VimpelCom securities are urged to carefully read the registration statement (including the prospectus) and any other documents relating to the U.S. Offer filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Free copies of the registration statement, including the prospectus and related U.S. Offer acceptance materials and other relevant documents filed with the
SEC in respect of the U.S. Offer, can be obtained at the SEC’s website at www.sec.gov.  The prospectus and related U.S. Offer acceptance materials have been mailed to holders of OJSC VimpelCom securities eligible to participate in the U.S. Offer. Additional copies may be obtained for free from Innisfree M&A Incorporated, the information agent for the U.S. Offer, at the following telephone numbers: 1-877-800-5190
(for shareholders and ADS holders) and 1-212-750-5833 (for banks or brokers).
This presentation is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.  The solicitation of offers to exchange OJSC VimpelCom securities for VimpelCom Ltd. DRs in the United States will only be made pursuant to the prospectus and related
U.S. Offer acceptance materials that are being mailed to U.S. holders of OJSC VimpelCom shares and all holders of OJSC VimpelCom ADSs, wherever located. An investor may only exchange OJSC VimpelCom shares for VimpelCom Ltd. DRs in the Russian Offer if such investor is a
“qualified investor" under the applicable Russian rules and regulations.  This presentation is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.
This presentation does not constitute advertisement of securities, including securities of foreign issuers, in the Russian Federation within the meaning of Federal Law No. 39-FZ "On the Securities Market" dated April 22, 1996, as amended (the "Securities Law"), Federal Law No. 46-FZ
"On the Protection of Rights and Lawful Interests of Investors on the Securities Market" dated March 5, 1999, as amended, and Federal Law
No. 38-FZ "On Advertising" dated March 13, 2006, as amended, or a public offer to purchase, sell, exchange or transfer to or for the benefit of any person resident, incorporated, established or having their usual residence in the Russian Federation, or to any person located within the territory of the Russian Federation, that does not fall under a legal definition of a "qualified investor" within the meaning of Article 51.2 of the
Securities Law, or an invitation to or for the benefit of any such person, to make offers to purchase, sell, exchange or transfer any such securities. The securities of VimpelCom Ltd. have not been and will not be admitted for placement, public placement or public circulation in the
Russian Federation within the meaning of Article 51.1 of the Securities Law.
13